Unbridled Energy Corporation

MANAGEMENT DISCUSSION AND ANALYSIS

Form 51-102F1

For the Period Ended March 31, 200 8

Prepared on May 14 , 2008

Unbridled Energy Corporation

Management's Discussion & Analysis

For the three -month period ended March 31, 200 8

Change in fiscal year end

Effective for the year ending December 31, 2007 , the Company changed its year end to December 31 from April 30. Information reported for the first quarter 2008 is compared to the three month period January 31 2007 to April 30, 2007.

General

The following management discussion and analysis of the financial position of Unbridled Energy Corporation and its wholly owned subsidiaries should be read in conjunction with the  consolidated F inancial S tatements for the first quarter ended March 31, 200 8 , the  consolidated F inancial S tatements for the three-month period ended April 3 0 , 2007 and the consolidated Financial Statements for the period ended December 31, 2007.  The Company’s Financial Statements and related notes are presented in accordance with Canadian generally accepted accounting principles.  All currency amounts are expressed in Canadian dollars unless otherwise noted.

The Company is a public company traded on the TSX Venture Exchange under the symbol “UNE” and is exploring and developing its oil and gas properties.  The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves and confirmation of the Company’s interest in the oil and gas properties, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition of the properties.

The Company was incorporated under the laws of the Province of British Columbia, Canada, on October 6, 2003 as Leroy Ventures Inc. and on July 19, 2006, the Company changed its name to Unbridled Energy Corporation.

Forward Looking Statements

Certain statements contained in the following Management Discussion and Analysis constitute forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Unbridled Energy Corporation to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward looking statements while considering the risks set forth below.

Overall Performance

At the end of March 31, 200 8 the Company had working interests (“WI”) of between 25% and 50% in three wells (3-17, 7-18, and 16-21) on the Chambers Property in Alberta, Canada.  The 3-17 well was placed into test production on November 7, 2007, and it produced gas and condensate sporadically in November and December as a result of hydrates forming in the tubing and around the production facility.  A choke (a down hole tool to augment production where condensate is present) was installed in the well in late December and it allowed the well to produce continuously in January and most of February.  Through March 2008 the well has produced 55,844 gross mcf and 2,133 bbls of condensate and other hydrocarbon liquids.   The Company plans to run a string of small diameter coiled tubing into the well to help keep the gas and condensate producing at maximum rates.  The downhole choke was effective at eliminating  the hydrates, but reduced the condensate production.   Reserves from the 3-17 will be estimated by a third party after the well flows into the sales line for several additional months.  The Company’s WI in the 3-17 well is 32.49%.

The Company also completed drilling the 16-21 well on the Chambers property at the end of September 2007. In December, the Elkton reservoir was perforated and flow tested for one day, followed by a multi-week pressure buildup.  Based on the analysis of the flow and buildup data, the Elkton contains a large volume of gas in place, but lower permeability, and thus requires a stimulation treatment to justify laying a 4 mile pipeline.  However, the Company is waiting for its joint venture partner to either raise funds for their share of the stimulation or sell their interest before proceeding.  A pipeline will be run to the well after the stimulation.  The Company is in discussions with third party mid-stream pipeline companies to pay for and install the pipeline since it will serve as a gathering line for future wells.  Current plans call for the stimulation and pipeline installation to occur in Q3 2008.  The 16-21 well also encountered numerous gas bearing sands and a shale as potential additional future targets.

Overall, management is encouraged by the Chambers area based on the wells drilled to date, but additional new wells and testing are required before a better assessment of long-term potential and reserves can be made.

The Company has decided to defer laying the pipeline to the 7-18 well and is evaluating several different completion options to improve the economics of this well.  Current plans call for temporarily isolating the current Elkton completion and perforating/stimulating a new shale interval in Q3.

During the last two months of 2007, our major joint venture partner in the Chambers prospect, Altima Resources Ltd. (Altima), failed to perform financially with regard to its obligations under signed authorizations for expenditures (AFEs).

This has resulted in the Company being owed approximately $ 1.8 million from Altima as of March 31, 200 8 ..  The Company is now exercising its rights under the Canadian Association of Petroleum Landmen Operating Procedure (CAPL) agreement to recover this amount, including setting off Altima’s share of income from the 3-17 well and initiating a legal action to sell Altima’s interest in the prospect to reduce the receivable.

Altima’s financial difficulties have resulted in a large increase in accounts payable in the Company, as well as increased borrowing on the Company’s line of credit.  The Company closed a private placement financing on May 8, 2008 with gross proceeds of over CDN$7,700,00 to raise capital to complete the operations on the 16-21 well and complete the drilling programs in New York and Ohio , among other items ..  Operating with a financially insolvent partner has the effect of causing the Company to pay for both Altima’s and the Company’s obligations for any action taken on the prospect.  While the Company can force Altima into penalty and charge interest on their unpaid joint interest billings, the capital requirement to the Company is substantially increased.

The Company has initiated a legal action against Canadian Phoenix Resources Corp. (CPR) (formerly Arapahoe Energy Corporation), the operator of and the Company’s co-joint venture participant in the Tsuu T’ina prospect, for the purpose of obtaining a complete accounting of all joint interest billings and to recover funds owed to the Company by CPR, estimated to be between $350,000 to $1,300,000,   as a result of project account billing discrepancies.  CPR has denied the Company’s claim.  Because CPR has refused to provide the Company with a full accounting for the Tsuu T’ina project, the Company is not presently able to confirm the exact amount owing.

The Tsuu T’ina prospect has been written off of the Company’s books as of December 31, 2007. The Company has evaluated the prospect and has determined as a result of the poor drilling results that it no longer is interested in pursuing oil and gas operations on this prospect.

In the United States (USA), the Company has a WI in 61 older gross wells (29.65 net wells) in Chautauqua County, New York.  During the three months ended March 31, 200 8 , these wells produced approximately 25,500 gross mcf and 300 bbls of oil gross, and approximately   10,300 mcf and 130 bbls net to the Company’s interest.  The Company continues to negotiate for the purchase of a 50% interest in 2 2 additional wells, plus additional acreage and the deep rights across all of the Company’s Chautauqua County, NY acreage.   Six well have been permitted and up to 15 addtional wells are in the process of being permitted on the Company’s approximate 13,000 acre lease position in Ellery and Villenova Townships..  The Company has also been leasing and has secured approximately 1,000 acres of new acreage with mineral interests to basement.  The average NRI for the new leases is approximately 87.5%.

As of May 12, 2008, 3 wells have been drilled  with our joint venture partners in the region , and another three wells will be drilled  before the end of June 2008, subject to rig availability.  The Company is testing the Medina formations with an advanced completion and stimulation technique to propagate longer, propped fractures ..   The first well drilled, the Reheiser #2 was completed in the Medina tight gas sand group and was turned into production on May 8, 2008.  The well is producing into the pipeline at a choked back rate of 100 mcf per day.  The test rates after the stimulation ranged from 325 to 450 mcf/d.  The well will continue to be slowly opened to its full potential during the next few weeks.  The Mittlefehdlt #1 and the Wahlgren #3 that were drilled in May, are  also scheduled to be completed in May.

In the Company’s new Chautauqua County drilling program, the Company will partner with Schlumberger Data and Consulting Services to acquire new micro-seismic data on its Chautauqua Lake property in New York.  The project will be conducted for the New York State Energy Research and Development Authority (NYSERDA) under a US$150,000 grant agreement.  The project will collect new reservoir and hydraulic fracture information in the Grimsby, Whirlpool, and Devonian shales in Chautauqua County from the Mittlefehdlt #1 to optimize future hydraulic fracture treatments.  Until now, this region of New York has not been characterized significantly.  The project will include collecting advanced logs, core, and micro-seismic data.  Schlumberger will provide the technical analysis for the project.  The project has already identified a new shale interval that appears prospective based on Schlumberger’s initial log and core analysis.  The Company will announce the discovered resource estimates after Schlumberger completes their log and core interpretation.  There are plans to stimulate the interval in one or more existing wells in 2008 to determine its economic viability.  Finally, the Company is evaluating the potential to use horizontal wells in the Medina and shale intervals.

T he Company owns 100% WI in approximately 2 5 ,000 acres in Jackson County Ohio.  Equitable Production Company, a unit of Equitable Resources, Inc. (NYSE: EQT) signed an agreement with the Company to be a joint interest partner in this prospect.   Associated with the Jackson County acreage, the Company agreed to sell a 50% WI to Equitable on the conditions that Equitable drills, completes, and production tests three horizontal wells into the Devonian Shale. The three well drilling program is currently under way.     The first well in Ohio , the Rapier #D1-16, was spudded on April 24, 2008 and was drilled to total depth in five days ..  The original time estimated to drill this well was ten days, and information we have learned from other operators in the area indicate similar wells averaging 14 days to drill.  An eight stage well stimulation treatment using the Packers Plus system has been designed for the Rapier #D1-16 and will be performed after all three wells in the drilling program have reached total depth in mid-May.  The second well (S & D Enterprise #D3-30) was spudded on April 29, 2008 and reached total depth on May 6, 2008.  The drilling rig moved to the third location (Dempsey #D4-4) on May 8 and finished drilling on May 12, 2008.

The Company and Equitable have joined in a n 11 township Area of Mutual Interest, which will provide the opportunity to continue leasing and expand the play.  The Company also purchased two wells from an operator which owns 2,000 acres in the vicinity of the Company’s 25,000 acres.  This purchase includes two existing wellbores, an option to purchase approximately 2,000 acres, and access into a local pipeline.  One of the wellbores (Dempsey #D4-4) is being used to drill a horizontal test well into the Devonian Shale.  The Company continues to evaluate opportunities to purchase additional acreage in Canada and in the USA, in addition to joint venture opportunities with other operators.

Results of Operations

Oil and Gas Operations

Reserve estimates prepared for the Company as of December 31, 2007 by Schlumberger Data & Consulting Services (“Schlumberger”), an independent qualified reserve estimator, report net 32 billion cubic feet (“bcf”) and 13,800 barrels of oil net to the Company of P3 (proven probable possible) reserves.  The possible reserves included in the P3 reserves are estimated at net 23.9 bcf.  It is the Company’s intention, as operator, to apply recent advances in proven technology to develop this reserve base.  Readers are directed to the Company’s Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information and related public filings for the period ended December 31, 2007 for additional details on the Company’s reported reserves.

Canada

As of March 31, 200 8 , the Company has acquired the following oil and gas interests in the Province of Alberta, Canada:

a )

CHAMBERS PROPERTY

By an agreement dated January 12, 2006, the Company acquired by assignment of a farm-out and participation agreement, a 20% WI in the Chambers 3-17-41-11 W5M well, which was subsequently increased to include an additional 5% WI and the overriding royalty payable to the farmor pursuant to the said farmout and participation agreement and a 50% BPO interest in the Chambers 7-18-41-11 W5M well.  This increase in interest was achieved through the acquisition of White Max Energy Ltd.’s entire interest in the Chambers area (White Max is a Calgary, Alberta based private E&P company).

The Company currently owns a 32.49% WI in the Chambers 3-17-41-11 W5M well.  This well was placed into test production in November 2007.  The next test well was the 16-21 well, spudded at the end of August 2007.  This new pool well was drilled to the top of the Shunda formation and encountered multiple gas bearing formations to an approximate depth of 3,300 metres. The Company completed the lower carbonate Elkton formation in the first half of December.  Additional drilling opportunities exist based on the success in the 3-17 well.  The Company also discovered a new organic sha l e formation to test in 2008.  The shale is present across the entire acreage of Chambers.  The Company holds 12,160 gross acres and 3,872 net acres with an option on another 1,920 acres in the Chambers/Ferrier area.

b )

TSUU T’INA FIRST NATION RESERVE

The Company has abandoned this prospect as a result of three uneconomic wells being drilled on the property.

United States

As of March 31, 200 8 , the Company has acquired the following oil and gas interests in the USA:

a)

CHAUTAUQUA LAKE PROPERTIES, CHAUTAUQUA COUNTY, NEW YORK

On April 2, 2007, the Company purchased a 50% WI in 13,280 gross acres, in the State of New York.  This property, with modest production, was primarily acquired to develop proven, probable, and possible undeveloped unconventional natural gas reserves in tight gas sand and shale reservoirs.

Since purchasing the property, the Company has completed workovers on 12 wells to improve production from existing completed intervals. Pipeline shut-ins and high line pressures have restricted production in NY this summer and fall.  The Company is by-passing the line restrictions in one area by laying pipeline and connecting to the Tennessee system.  This should allow the wells to produce year round.

The Company has completed a field-wide geologic, reservoir, completion, and stimulation study.  These studies will establish the most effective technology for the ongoing development of these reserves and the best location for the first group of new wells .   As of May 14, 2008 three wells have been drilled of a six well drilling program.  The remaining three wells in the drilling program will be drilled based upon rig availability.  The Company will coordinate the completion of the new wells with the recompletion of older wells with formations that have not been completed.

b )

OHIO RIVER PROSPECT, OHIO

During 2007, the Company purchased 100% WI in approximately 23,000 acres in Jackson County, Ohio through an arm’s-length transaction with a third party.  The Devonian group of shale reservoirs and the Clinton tight gas sand are available to exploit natural gas.  A geologic study has been completed to help high grade the first three drilling locations.

The Company entered into a joint venture agreement establishing an eleven township Area of Mutual Interest (AMI) with Equitable to partner on drilling three horizontal test wells in the second quarter 2008 in the Devonian shales in south central Ohio.  The agreement requires Equitable to invest up to $1.8 million to drill, complete and test three horizontal wells on the Company’s approximate 25,000 acre land position; in exchange Equitable will earn a 50% WI in the Company’s Jackson County, Ohio holdings.     Three wells have been drilled and are waiting completion.  The wells are scheduled to be completed with multi-stage stimulations in the Lower Huron shale formation in May and June..

             The Company signed a Purchase and Sale agreement to acquire two existing wells completed in the Clinton sandstone formation and an option to purchase 2,000 additional acres.  The transaction includes pipeline access to sell gas from a portion of the Company’s lands in Ohio.  One of the wells will be re-entered and drilled horizontally by Equitable Production Company (see (b) above).  This purchase will be rolled into the joint venture agreement with Equitable.

Subsequent Events

The Company issued 19,964,350 units consisting of one common share and one-half share purchase warrant at $0.30 per unit pursuant to a private placement that closed on May 8, 2008 for gross proceeds to the Company of $5,989,305 and issued 5,435,300 flow-through common shares at $0.33 per share for gross proceeds of $1,793,649.  Each whole warrant entitles the holder thereof to purchase one common share at $0.45 per share and has an eighteen month expiry.  The Company has paid finders fees of $ 369,791 and issued 477,884 warrants to acquire common shares at $0.45 per share for a period of eighteen months.

Sprott Asset Management purchased a major stake (approximately 19%) in the Company in this Private Placement.

Subsequent to the period ended December 31, 2007, the Company’s Board of Directors has approved the re-pricing of certain outstanding director, officer and consultant stock options, presently exercisable at $1.32 and $1.41 per share to purchase up to 1,250,000 shares, to be exercisable at a reduced exercise price of $0.75 per share. This amendment is subject to the acceptance of the TSX Venture Exchange, and the approval of the disinterested shareholders, which approval the Company plans to seek at its next general meeting on June 3, 2008 in Pittsburgh, PA ..

Risks and Uncertainties

Mining and oil and gas companies face many and varied kinds of risks in exploration activities. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.   The principal activity of the Company is now oil and gas exploration and it is inherently risky.  Exploration is also capital intensive and the Company currently has no source of income other than those described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

Following are the risk factors which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors

Exploration Risks

The business of exploring for oil and gas involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored worldwide are ultimately developed into marketable resources. At the present, only the Chautauqua Lake wells in New York have marketable reserves and the proposed programs are an exploratory search for proven or probable reserves which can be marketed. The 3-17 well is in test production.  The 16-21 well is capable of producing gas, but not currently at rates that justify laying a 4 mile pipeline.  A stimulation treatment is planned for the 16-21 in Q3 2008.  Both the 3-17 and 16-21 wells have additional gas behind pipe to be exploited in the future.  The areas presently being assessed by the Company may not contain economically recoverable volumes of oil or gas. The operations of the Company may be disrupted by a variety of risks and hazards which are beyond the control of the Company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable reserves are found, substantial expenditures are required to establish a marketing process.  The economics of developing oil and gas properties is affected by many factors including the cost of operations, fluctuations in the price of the commodities produced, costs of processing equipment, pipeline shut-ins and high line pressure and such other factors as government regulations, including regulations relating to environmental protection.

Financing Risks

The Company has limited financial resources, has limited sources of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s properties will be dependent upon the Company’s ability to obtain financing through joint venturing, equity or debt financing or other means, and although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than the Company for the acquisition and exploration of oil and gas properties as well as for the recruitment and retention of qualified employees.

Environment and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain oil and gas industry operations.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations, and permits. There can be no assurance that all permits which the Company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration activities and these may be costly to remedy.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities casing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new properties.

Title matters

Title to and the area of oil and gas concessions may be disputed. Although the Company has taken steps to verify the title to properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Dependence on Key Personnel

The Company’s development to date has largely depended, and in the future will continue to depend, on the efforts of key management. Loss of any of these people could have a material adverse effect on the Company and its business. The Company has not obtained key-person insurance in respect of any directors and other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

Investors cannot expect to receive a dividend on their investment in the Company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the Company’s securities other than possible capital gains.

Competitive Conditions

The oil and gas business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive oil and gas properties. As a result of this competition, the majority of which is with companies with greater financial resources than the Company, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable. Finally, the Company competes with other resource companies, many of whom have greater financial resources and/or more advanced properties that are better able to attract equity investments and other capital.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for oil and gas exploration and development.  Factors beyond the control of the Company may affect the marketability of resources discovered by the Company.  Oil and gas prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

Summary of Quarterly Results

The following is a summary of selected financial data for the Company for the three months ended March 31, 2008, the period of May 1, 2007 to December 31, 2007 and the year ended April 30, 2007.

Item	2008 Mar. 31, Q1	2007 Dec. 31, 2 Months*	2007 Oct. 31, Q2	2007 Jul. 31, Q1	2007 Apr. 30, Q4	2007 Jan. 31, Q3	2006 Oct. 31, Q2	2006 Jul. 31, Q1
Cash and cash equivalents	411,434	509,382	762,169	2,643,565	3,488,898	3,210,942	139,946	3,242,212
Working capital	(1,407,792)	(1,435,650)	(1,131,527)	2,128,228	2,523,310	1,719,721	(1,505,659)	1,258,918
Total revenues	195,872	63,558	68,832	77,760	135,968	27,225	22,707	-
Net loss	923,187	3,085,432	1,099,295	1,180,308	4,532,959	406,898	558,953	476,691
Loss per share and diluted loss per share	0.02	0.07	0.03	0.03	0.17	0.01	0.02	0.02
Total assets	19,826,538	20,448,655	20,268,443	18,189,392	18,455,073	20,457,288	15,192,184	15,496,532
Total long-term financial obligations	4,264,852	3,429,665	256,527	253,692	250,482	26,325	26.325	26,325

*Due to change in year end to December 31, only 2 months in this  period.

Corporate Structure

The Company was incorporated under the laws of the Province of British Columbia on October 6, 2003.  On July 19, 2006, the Company changed its name from Leroy Ventures Inc. to Unbridled Energy Corporation.  The Company’s head office is located at 2424 4th Street SW, Calgary, Alberta T2S 2T4.  Unbridled Energy USA, Inc. is a wholly owned subsidiary of the Company with its office at 2100 Georgetowne Drive, Suite 301, Sewickley, Pennsylvania 15143, USA.  Subsidiaries of Unbridled Energy USA, Inc. are Unbridled Energy New York LL C and Unbridled Energy Ohio LL C , both maintaining their office at 2100 Georgetowne Drive, Suite 301, Sewickely, Pennsylvania 15143, USA.  The results of all subsidiaries have been consolidated in the financial reports of the Company.

Unbridled Energy’s registered and records office is located in the offices of Bull, Housser & Tupper LLP, Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia V6E 3R3.

SELECT ANNUAL INFORMATION

As of March 31, 200 8 , the Company had $ 411,434 ( December 2007: $ 509,382 ) in cash and cash equivalents and a working capital of $(1,4 07,792 ) ( December 2007: $ (1,435,650) ).  The Company executed a Business Loan Agreement and Promissory Note for $6 million USD with Huntington National Bank, headquartered in Columbus, Ohio, on November 16, 2007.  The initial lending base is $4.2 million USD.  Funds from this debt facility will be applied to the ongoing development of the Company’s existing reserve base in the Appalachian Basin, USA, further development of the Company’s project in the Chambers area of the Western Canadian Sedimentary Basin, and general corporate purposes.  Interest will be charged on the outstanding principal at a rate of LIBOR plus 250 basis points.  The loan is secured by the Company’s reserves in Chautauqua County, New York, USA.  At March 31, 200 8 , the Company had drawn on its loan facility $3, 882,736 (April 2007 - $ 3,055,682 ) and its credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents, and short-term investments.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

The results of operations reflect the costs of oil and gas property acquisitions, exploration expenses, plus costs incurred by the Company to maintain its properties in good standing with the various regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company.  General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue.  General and administrative costs are reduced by interest earned on bank accounts and short term investments.  During the period ended March 31, 200 8 , the Company recorded net revenue of $1 81,050 from its oil and gas properties.

Period of three months ended March 31, 200 8 versus three months ended April 30, 2007 for oil and gas expenditures

	March 31 200 8 $	April 30 2007 $
Acquisition costs	61,853	2,057,114
Asset retirement obligation costs	-	224,157
Drilling	-	5,752
Equipment	-	122,241
Geological and geophysics	2,703	2 73,831
General exploration expenses	-	-
	-	-
Total Oil and Gas Property Costs	64,556	2,683,095

The general and corporate expenses for the three months ended March 31, 2008 were $ 768,197 (April 30, 2007: $ 1,085,013 ).  The significant expenses are as per the following table:

	3 Months ended	3 Months ended
	March	April 30
General and Corporate	200 8 $	2007 $
Financial marketing	52,903	(78,265)
Accounting and audit fees	10,574	45,287
Bank charges	941	561
Consulting	102,638	189,267
Investor relations	28,961	28,550
Legal fees	59,977	1,911
Office and miscellaneous	46,160	(221,616)
Payroll and benefits	211,305	178,278
Professional fees	11,951	12,200
Regulatory and transfer agent fees	9,898	(54,554)
Rent	38,809	79,389
Stock-based compensation	109,292	781,399
Travel and promotion	84,788	122,606
	$ 768,197	$ 1,085,013

In general, the General Corporate activity costs increased compared to the previous year due to increased activities in a number of categories.  These categories all increased due to the increased level of corporate and field activity as a result of the increase in oil and gas acquisitions and exploration and the requirement for additional personnel and office facilities.

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral and oil and gas properties, are financed through the completion of equity offerings involving the sale of equity securities.  These equity offerings generally include private placements and the exercise of warrants and options.  Since the Company is a junior resource exploration company, the Company does not have the usual ability to generate sufficient amounts of cash and cash equivalents in the short term.  To maintain the Company's capacity, to meet planned growth, or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.  This may change in the future if the Company is successful in realizing income from its carried interests in its recently acquired oil and gas properties.  The Company is currently investigating the use of various financing alternatives to fund the development of the Company’s properties.

As of March 31, 200 8 , the Company had $ 411,434 in cash and cash equivalents ( December 3 1 , 2007: $ 509,382 ) and a working capital of ($1,4 07,792 ) compared to December 3 1 , 2007 working capital of ( $ 1,435,650) ..

There are 17,165,577 shares issuable from outstanding warrants ( December 3 1 , 2007: 1 7,165,577 ) at exercise prices from $0.55 to $1.31, which if fully exercised, would raise $15,220,865 ( December 3 1 , 2007: $ 15,220,865 ).  There are also 2, 2 65,000 share purchase options outstanding ( December 3 1 , 2007: 2, 765 ,000) with a weighted average exercise price of $1. 05 which would contribute $ 2,387,250 (April 30, 2007: $ 3,041,500 ) if exercised in full.

The Company’s acquisition costs for resource properties for the three months ended March 31, 200 8 was $ 64,556 ( December 2007: $4 98,288 ) as a result of the oil and gas property acquisitions.  The Company had debt of $3, 882,736 as of March 31, 200 8.  The Company’s credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents, and short-term investments.  Accounts payable and accrued liabilities are short-term and non-interest bearing.  The line of credit with Huntington Bank bears interest at the rate of the London Interbank Offer Rate plus 250 basis points.

Other

There are no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.  There have been no unusual or infrequent events or transactions over the past year.

Liquidity risk with financial instruments is minimal as excess cash is invested in highly liquid securities.  Receivables are comprised primarily of joint interest billings (the receivable from Altima is for approximately $ 1.8 million) and GST receivable of $4 66,231 as of March 31, 200 8 ..

In terms of the Company’s ability to generate sufficient amounts of cash and cash equivalents, sources of funding are limited to private and/or public placements and debt financing since the Company is a junior exploration company with limited revenues from its New York property at this time.  The main circumstance that could change this would be additional revenues when the Company starts producing the Chambers 16-21 and 7-18 wells in Canada, plus drilling/completing a successful new well in Chambers, plus drilling new wells on its New York and Ohio properties.

CAPITAL RESOURCES

The Company’s capital expenditure commitments as of the fiscal period ended March 31, 200 8 is dependent on a number of factors.  The discovery, development and acquisition of mineral and oil and gas properties are in many instances unpredictable events. Future commodity prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company expects to receive significant income from its oil and gas properties in the near future but there is no assurance that this will be the case.  Should the Company decide to further develop any of its properties or acquire new properties, the Company may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies, or through a combination of the above.

The principal activity of the Company is oil and gas exploration and development and it is inherently risky.  Exploration is also capital intensive and the Company currently has no source of income other than those described above.  Only the skills of its management and staff in oil and gas exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

OFF-BALANCE SHEET TRANSACTION

The Company has not entered into any off-balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

During the period, the Company had the following transactions with officers and directors and other companies with which officers or directors are related:

	March 31 200 8	April 30 2007

Consulting	$47,597	$44,435
Legal fees	9,705	42,585
Management Fees	-	15,000
Payroll and benefits	18,952	-

	$76,254	$102,020

These charges were in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in payroll and benefits noted above were directors fees of $ 18,952 (April 30, 2007 - $nil).

Included in consulting noted above were management fees of $ nil (April 30, 2007 - $ 15 ,000).

Included in accounts payable and accrued liabilities is $ 18,952 due to directors for directors fees (April 30, 2007 - $nil).  The payables are unsecured with no specific terms of repayment.

Commitments

The Company has committed to annual minimum rental payments (excluding operating costs and other fees) for office premises as follows:

2008	$ 171,136
2009	228,682
2010	240,394
2011	178,683
2012	158,112
Thereafter	158,112

$ 1,135,119

SIGNIFICANT ACCOUNTING POLICIES

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: (a) Handbook Section 1530, Comprehensive Income; (b) Handbook Section 3855, Financial Instruments – Recognition and Measurement; (c) Handbook Section 3861, Financial Instruments – Disclosure and Presentation; (d) Handbook Section 3865, Hedges; and (e) Handbook Section 1506, Accounting Changes. The main requirements of these new standards and the resulting financial statement impact are described below.

Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes. The effect of the adoption of these standards is summarized below:

(i) Comprehensive Income, Section 1530:

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains an losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The adoption of this section had no impact upon the Company’s consolidated financial statements.

(ii) Financial Instruments – Recognition and Measurement, Section 3855:

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the Statements of Operations or the statement of comprehensive income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.

All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method.

• Available for sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (losses).

• Held for trading financial instruments is measured at fair value. All gains and losses resulting from changes in their fair value are included in the Statements of Operations in the period in which they arise.

• All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in the Statements of Operations in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

- Amounts receivable are classified as loans and receivables.  They are recorded at cost, which on initial recognition represents their fair value.  Subsequent valuations are recorded at amortized cost using the effective interest method.

- Accounts payable and accrued liabilities, note payable and bank loan are classified as other liabilities.  They are initially measured at fair value.  Subsequent valuations are recorded at amortized cost using the effective interest method.

The adoption of this section had no impact upon the Company’s consolidated financial statements as of May 1, 2007.

(iii) Financial Instruments – Disclosure and Presentation, Section 3861:

This standard sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

The Company has chosen to recognize all transaction costs in the Statements of Operations on financial liabilities that have been designated as other than held for trading.

(iv) Hedging, Section 3865:

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

(v) Accounting Changes, Section 1506:

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing petroleum and natural gas reserves are initially capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.  These capitalized costs, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers.  Petroleum products and reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equals to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Environmental and Land Reclamation Costs

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset.  The fair value is determined through a review of engineering studies, industry guidelines and management’s estimate on a site-by-site basis.  The liability is subsequently adjusted for the passage of time and is recognized as an accretion expense in the Statements of Operations.  The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability.  The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proved reserves as determined by independent engineers.  Actual costs incurred upon settlement of the asset retirement obligations are charged against the asset retirement obligation to the extent of the liability recorded.

Financial Instruments

a) Fair Values of Financial Assets and Liabilities

Financial instruments consist mainly of cash and cash equivalents, amounts receivable, funds held in trust, reclamation deposits, accounts payable and accrued liabilities, bank loan and note payable.  At March 31, 200 8 and December 3 1 , 2007, there are no significant differences between the carrying amounts reported on the balance sheet and their estimated fair values.

b)  Credit Risk

Substantially all of the Company’s cash and cash equivalents are held at chartered banks and as such the Company is exposed to the risks of the institutions.

The majority of the amounts receivable is in respect of oil and natural gas operations.  The Company generally extends unsecured credit to these customers and, therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may, accordingly, impact the Company’s overall credit risk.  Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.

c)  Commodity Price Risk

The Company’s operations are exposed to commodity price fluctuations.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate.

d)  Foreign Exchange Risk

The Company is exposed to fluctuations in the rate of exchange in respect of its US operations.  A portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable, notes payable and bank loan are denominated in US dollars and, consequently, the Company is subject to the risk of fluctuating foreign exchange rates.

Shares data - issued and outstanding

As at March 31, 200 8 , the Company had 44,533,968 shares issued and outstanding and 6 3,964,545 fully diluted shares outstanding.  As at the date of this MD&A, the total number of shares issued and outstanding is 44,533,968 and the Company has 2,265,000 options outstanding, of which 1, 443,125 are exercisable.  The exercise prices and the respective numbers of options are listed as below:

Number of Options	Exercisable	Exercise Price	Expiry Date

50,000	25,000	$0.75	July 18, 2010
150,000	37,500	$0.50	October 15, 2010
150,000	150,000	$1.41	May 14, 2011
700,000	612,500	$1.32	August 17, 2011
400,000	350,000	$1.32	September 5, 2011
715,000	268,125	$0.75	July 18, 2012
100,000	-	$0.75	November 20, 2012

2,265,000	1,443,125

At May 14 , 2008 the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

400,000	$1.31	September 19, 2008
1,183,172	$0.75	October 26, 2008
5,477,720*	$1.00	December 13, 2008
588,466*	$0.70	December 13, 2008
50,659*	$0.70	December 29, 2008
175,000*	$1.00	February 8, 2009
26,250*	$0.70	February 8, 2009
456,050*	$0.55	April 27, 2009
5,932,110*	$0.85	April 27, 2009
171,150	$0.85	May 17, 2009
2,735,000	$0.85	May 17, 2009
17,165,577

* During the term of these warrants if the common shares of the Company close at or above $1.85 (affecting 6,388,160 warrants) or $2.00 (affecting 6,288,095 warrants) per share for more than 20 consecutive trading days, then the Company, at its option, will be entitled to accelerate the expiry of the warrants at that time to a term of 30 calendar days.

Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and resource property costs is provided in the Company’s consolidated Statement of Operations and the accompanying notes contained in its consolidated Financial Statements for the fiscal period ended March 31, 200 8 that is available on its SEDAR Page Site accessed through www.sedar.com.

Disclosure Controls and Procedures

Pursuant to Multilateral Instrument 52-109 Certification of Disclosures in Issuers’ Annual and Interim Filings, the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and other key management personnel have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at March 31, 200 8 , to provide reasonable assurance that all material financial information relating to the Company was made known to the CEO and CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the Company for the period ended March 31, 200 8 ..

The Company evaluated the design of its internal controls over financial reporting as defined in Multilateral Instrument 52-109 for the period ended March 31, 200 8 and based on this evaluation have determine these controls to be effective except as noted in the following paragraph.

This evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of internal control deficiencies which are not a t ypical for a company of this size including lack of segregation of duties due to a limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting and taxation issues.  Until additional competent personnel are recruited, the internal control deficiencies noted above will continue to exist.

Approval

The disclosure contained in this annual MD&A has been approved by the Company’s Audit Committee and its Board of Directors.

This MD&A is available on Unbridled’s SEDAR Page Site accessed through www.sedar.com.

Dated May 14 , 2008

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